Exhibit 99.2

Sea Limited Announces Results of Annual General Meeting

Singapore, February 14, 2022 – Sea Limited (NYSE: SE) (the “Company”) today announced that, at its annual general meeting of shareholders held on February 14, 2022 in Singapore, the Company’s shareholders approved as a special resolution that the Company’s Eighth Amended and Restated Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Company’s Ninth Amended and Restated Memorandum and Articles of Association to increase the voting power of each Class B ordinary share from three (3) votes to fifteen (15) votes on all matters subject to vote at general meetings of the Company and to reflect other relevant changes.

The special resolution passed with approximately 89% of the total number of votes cast by shareholders voting in person or by proxy.

“We thank our shareholders for their strong support for this special resolution,” said Forrest Li, Chairman and Group Chief Executive Officer of the Company.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.